Mail Stop 7010


September 20, 2005


Via U.S. mail and facsimile

Mr. Richard C. Levin
Chief Executive Officer
Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705

Re: 	Spherix Incorporated
Amendment No. 2 to Registration Statement on Form S-2
Filed September 16, 2005
File No. 333-126930

Dear Mr. Levin:

      We have reviewed your amended filing and your response and have the following comment. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We have considered your response to comment 3 of our letter dated
August 15, 2005. It is our position that the affiliate relationship between the escrow agent and Cornell Capital Partners provides Cornell Capital Partners with discretion that is inconsistent with our position regarding equity lines of credit set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001. Therefore, the escrow agent must be independent of
Cornell Capital Partners. Please appoint a new escrow agent and revise your escrow agreement and prospectus accordingly.

*	*	*	*

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comment and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.
      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. James E. Baker, Jr.
Baxter, Baker, Sidle, Conn & Jones, P.A.
120 E. Baltimore Street
Baltimore, Maryland 21202
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Mr. Richard C. Levin
Spherix Incorporated
September 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE